February 15, 2017

Via EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Coca-Cola West Co., Ltd. Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted January 17, 2017 CIK No. 0001672908

Dear Mr. Reynolds,

At the request of Coca-Cola West Co., Ltd. (“CCW”), we are responding to oral comments of the Staff relating to Amendment No. 2 to the Draft Registration Statement on Form F-4 (“Amendment No. 2”) confidentially submitted on January 17, 2017. In conjunction with this letter, CCW is submitting Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”). For the Staff’s convenience, a marked copy of Amendment No. 3, showing changes from Amendment No. 2, is being sent to the Staff.

The responses of CCW to the Staff’s comments are below. To facilitate the Staff’s review, we have set forth below in bold text the Staff’s oral comments and have provided responses immediately below the comments.

In addition to the amendments in response to the Staff’s comments, CCW has amended certain portions of the Draft Registration Statement to provide updates, clarifications or supplemental information. Such other amendments are also marked in the marked copy sent separately to the Staff.

CCW has not included as part of the submission of Amendment No. 3 all of the exhibits that are required to be included. CCW plans to include the other exhibits in a later amendment to the Draft Registration Statement or in public filings of the Form F-4.

Exhibit 5.1

Page 2, Paragraph beginning “In rendering the above opinion”

1.	Please delete assumptions (ix) and (xiii). Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment concerning assumption (ix), Mori Hamada & Matsumoto, Japanese counsel to CCW, has revised its draft opinion letter in Exhibit 5.1 to delete the assumption that CCW is duly organized under the laws of Japan. However, as Mori Hamada & Matsumoto represents only CCW in this matter, we respectfully note that it is not in a position to opine as to the matters currently set forth in assumption (ix) regarding other parties to the Share Exchange Agreement and other documents related thereto.

In response to the Staff’s comment concerning assumption (xiii), as Mori Hamada & Matsumoto is rendering its opinion letter as lawyers admitted in Japan, we respectfully note that they are not in a position to opine as to non-Japanese law matters.

Page 3, Paragraph beginning “This opinion has been rendered”

2.	Please delete the language limiting reliance on the opinion letter by any person other than the Company without counsel’s prior approval. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

We respectfully note that equivalent language was included in opinion letters of Mori Hamada & Matsumoto that were filed as exhibits to registration statements on Form F-4 by JX Holdings, Inc. on November 21, 2016, by Minebea Co., Ltd. on November 14, 2016, and by The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited on November 10, 2015.

Please do not hesitate to contact me by telephone at +81-3-5251-0203, by fax at +81-3-5251-1602 or by email at klebrun@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Kenneth J. Lebrun
Kenneth J. Lebrun
Shearman & Sterling LLP

cc: Tamio Yoshimatsu, Representative Director and President of CCW

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